Exhibit 99.3

(Stock Code: 1055)

Attachment A

Reply Slip for 2019 Second Extraordinary General Meeting

To: China Southern Airlines Company Limited

I/we intend to attend (in person/by proxy) the 2019 second extraordinary general meeting of the Company to be held on Friday, 27 December 2019.

Name[2]

Number of ordinary shares registered in my name[3]

Identity card/passport number[1,4]

Share account number

Mailing address

Telephone number

Signature[5]:	Date:

Notes:

1.	Please delete the option which is not applicable.
2.	Please insert your full name in both English and Chinese in block capital letters.
3.	Please attach a photocopy of proof of ownership of your shares.
4.	Please attach a photocopy of your identity card/passport.
5.

This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organisation, then this reply slip must be sealed with the common seal of such company or organisation or under hand by any directors or agents duly appointed by such company or organisation.